SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                          to

Commission file number 000-31207

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bank Mutual Corporation Employee Stock Ownership Plan

4949 W. Brown Deer Road

P.O. Box 245034

Milwaukee, WI 53224-9534

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bank Mutual Corporation

4949 W. Brown Deer Road

P.O. Box 245034

Milwaukee, WI 53224-9534

Bank Mutual Corporation

Employee Stock Ownership Plan

Milwaukee, Wisconsin

Financial Statements and

Supplemental Schedule

Years Ended December 31, 2002 and 2001

Bank Mutual Corporation Employee Stock Ownership Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2002 and 2001

[LOGO OF WIPFLI]

Independent Auditor’s Report

Board of Trustees

Bank Mutual Corporation

    Employee Stock Ownership Plan

Milwaukee, Wisconsin

We have audited the accompanying statements of net assets available for benefits of Bank Mutual Corporation Employee Stock Ownership Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s trustees. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Bank Mutual Corporation Employee Stock Ownership Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wipfli Ullrich Bertelson LLP

June 3, 2003

Green Bay, Wisconsin

Bank Mutual Corporation Employee Stock Ownership Plan

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001
Assets
Cash	$2,256	$2,525
Investments	20,629,161	13,627,911

Total assets	20,631,417	13,630,436

Liabilities
Note payable	6,646,635	7,849,819

Net assets available for benefits	$13,984,782	$5,780,617

See notes to accompanying financial statements.

Bank Mutual Corporation Employee Stock Ownership Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2002 and 2001

	2002	2001
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$7,001,250	$5,154,541
Interest and dividends	305,506	252,251

Total investment income	7,306,756	5,406,792

Contributions – Employer	1,531,008	1,723,337

Total additions	8,837,764	7,130,129

Deductions from net assets attributed to:
Benefit payments	5,613	0
Interest expense	627,986	726,070

Total deductions	633,599	726,070

Net additions	8,204,165	6,404,059
Net assets available for benefits (deficiency in assets) at beginning	5,780,617	(623,442)

Net assets available for benefits at end	$13,984,782	$5,780,617

See accompanying notes to financial statements.

Bank Mutual Corporation Employee Stock Ownership Plan

Notes to Financial Statements

NOTE 1	PLAN DESCRIPTION

The following description of Bank Mutual Corporation Employee Stock Ownership Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan is an employee stock ownership plan covering substantially all full-time employees of Bank Mutual Corporation and its subsidiaries (the “Plan Sponsor”) who have been employed for one year and are 21 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by an independent broker at the overall direction of an officer of the Plan Sponsor.

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the trustees prior to the time that such rights are to be exercised. If the participant does not direct the trustees, his or her shares will be voted in a manner determined by the plan administrator.

Contributions

The employer’s annual contribution of either sponsor company stock or cash shall not exceed the lesser of $40,000 or 100% of annual eligible participant compensation. Employer contributions totaling $1,531,008 and $1,723,337 were made during 2002 and 2001, respectively.

Plan Benefits

Plan benefits are available at normal retirement (later of the date on which a participant attains age 65 or the fifth anniversary of the date the participant commenced participation in the Plan), disability retirement, death, or termination of employment with vested interests. Benefits are paid in a single lump sum of cash or employer stock (with fractional shares paid in cash).

Bank Mutual Corporation Employee Stock Ownership Plan

Notes to Financial Statements

NOTE 1	PLAN DESCRIPTION (Continued)

Plan Expenses

Administrative expenses related to the Plan are paid by the Plan Sponsor.

Participants’ Accounts

Each participant’s account is credited with an allocation of the employer’s contributions (based on participant’s compensation), plan earnings (based on beginning of year account balances less distributions), and forfeitures (based on participant’s compensation).

Vesting

Each participant’s account balance becomes 100% vested after five years of credited service. A year of credited service is defined as one in which a participant worked 1,000 or more hours during the plan year.

Plan Termination

The employer intends to continue the Plan indefinitely; however, the employer reserves the right to terminate the Plan at any time. In the event of termination, all amounts credited to participants’ accounts shall become 100% vested and distributed to the Plan’s participants according to the provisions in the Plan’s documents.

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting

The financial statements of Bank Mutual Corporation Employee Stock Ownership Plan are presented on the accrual basis of accounting in accordance with generally accepted accounting principles.

Bank Mutual Corporation Employee Stock Ownership Plan

Notes to Financial Statements

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results may differ from these estimates.

Investment Valuation

Investments are stated at fair value. The fair value of Plan Sponsor company stock is based on published market prices on the last day of the plan year.

Unrealized appreciation or depreciation is reflected for the year in the statements of changes in net assets available for benefits. Dividend income is recorded on the ex-dividend date.

NOTE 3	INVESTMENTS

A summary of the fair value of investments as of December 31, 2002 and 2001, is as follows:

	2002	2001
Bank Mutual Corporation common stock	$20,629,161	$13,627,911

The investment in Bank Mutual Corporation common stock represents 100% of the Plan’s investments. The Plan’s investments appreciated $7,001,250 and $5,154,541, respectively, for the years ended December 31, 2002 and 2001.

Bank Mutual Corporation Employee Stock Ownership Plan

Notes to Financial Statements

NOTE 4	NOTE PAYABLE – PARTY-IN-INTEREST

As of December 31, 2002 and 2001, the Plan had a line of credit with Bank Mutual Corporation, secured by Bank Mutual Corporation common stock, in the amount of $9,000,000, of which $6,646,635 and $7,849,819, respectively, was in use on those dates at an annual interest rate of 8%. Proceeds from the line of credit are used to purchase shares of Bank Mutual Corporation common stock. Principal and interest payments equal to 100% of all employer contributions to the Plan are made annually, and the line of credit expires December 31, 2010. Payments are to be applied first to accrued and unpaid interest and then outstanding principal. Interest expense charged on the line of credit was $627,986 for 2002 and $726,070 for 2001.

NOTE 5	TAX-EXEMPT STATUS OF THE PLAN

The Plan was established pursuant to Section 401 of the Internal Revenue Code. The Plan has applied for a determination letter with the Internal Revenue Service. Management believes the Plan is operating in accordance with the intended qualified status. Accordingly, the Plan is exempt from federal and state income taxes under current provisions of their respective laws.

Note 6	TRANSACTIONS WITH PARTY-IN-INTEREST

Bank Mutual Corporation and its subsidiaries serve as sponsor of the Plan. As of December 31, 2002 and 2001, the Plan had the following transactions with Bank Mutual Corporation:

	2002	2001
Purchases of stock:
Number of shares	0	2,969
Value of shares on transaction dates	$0	$28,725

At December 31, 2002 and 2001, the Plan held 891,879 shares of Bank Mutual Corporation common stock.

Bank Mutual Corporation Employee Stock Ownership Plan

Notes to Financial Statements

NOTE 7	ADMINISTRATION OF PLAN ASSETS

The Plan’s assets, which consist of Plan Sponsor company common shares, are held by the trustees of the Plan.

The Plan Sponsor’s contributions are held and managed by the trustees, who make distributions to participants.

Certain administrative functions are performed by officers or employees of the Plan Sponsor. No such officer or employee receives compensation from the Plan.

Supplemental Schedule

Bank Mutual Corporation Employee Stock Ownership Plan

Plan’s EIN #39-0491685 Plan #002

Schedule H – Item 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
Equities:*
Bank Mutual Corporation**	891,879 shares	$8,999,495	$20,629,161

Total assets (held at end of year)		$8,999,495	$20,629,161

*	Consist of common stock shares
**	Bank Mutual Corporation is a party-in-interest

See Independent Auditor’s Report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BANK MUTUAL CORPORATION Employee Stock Ownership Plan

Date: June 26, 2003

/s/ MICHAEL T. CROWLEY, JR.
Michael T. Crowley, Jr., Trustee

/s/ EUGENE H. MAURER
Eugene H. Maurer, Trustee

/s/ MICHAEL D. MEEUWSEN
Michael D. Meeuwsen, Trustee

/s/ RICK B. COLBERG
Rick B. Colberg, Trustee

BANK MUTUAL CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN

EXHIBIT INDEX

TO

FORM 11-K

Exhibit Number	Description	Incorporated Herein by reference to	Filed Herewith
23.1	Consent of Wipfli Ullrich Bertelson LLP		X

99.1	Certification of the CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002		X

99.2	Certification of the CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002		X